

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 4, 2017

Joseph N. Forkey, Ph.D.
Chief Executive Officer
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, MA 01440

> **Re: Precision Optics Corporation, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 20, 2017**
> **File No. 333-221673**

Dear Dr. Forkey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Amy M. Trombly, Esq.